ERA Group Inc.
818 Town & Country Blvd., Suite 200
Houston, Texas
77024
January 14, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Loan Lauren P. Nguyen

Re:	Request for Acceleration of Effectiveness
ERA Group Inc.
Registration Statement on Form 10 (No. 001-35701) (the “Registration Statement”)

Ladies and Gentlemen:
ERA Group Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement be accelerated to 3 pm, Eastern Daylight Time, on January 15, 2013, or as soon thereafter as practicable. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: the Company expects that its distribution from SEACOR Holdings Inc. will occur on or about January 31, 2013. In order to achieve the Company’s business objectives, it is critical that the Registration Statement be declared effective as requested herein and, accordingly, we greatly appreciate the staff’s efforts to accommodate the Company’s timeline.
The Company hereby confirms that it is aware of its obligations under the Act. The Company acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We request that we be notified of such effectiveness by a telephone call to Rod Miller of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5022 or Brett Nadritch at (212) 530-5301, and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 822-5022 or (212) 822-5301.

Very truly yours,
ERA Group Inc.
By:    _/s/ Sten L. Gustafson ____________________
Name:    Sten L. Gustafson
Title:    Chief Executive Officer